
GEOSHIP
LIVE
OUTSIDE
THE BOX

GEOSHIP

Reshaping the Future of Housing — A New Paradigm for Regenerative Living

Highlights

VC-Backed

Raised $250K or more from a venture firm

Repeat Founder

Started a prior company with $2M+ in funding or revenue

Regular Updates

Founders have a strong track record of investor updates.

1. Revolutionary Tech: Built the world's first ceramic geodesic home, material science breakthrough.
2. World-Class Team: Engineering leadership from Tesla and Apple join purpose-driven entrepreneurs.
3. Product-Market Fit: $400M+ sales pipeline - over 2,194+ domes reserved with deposits.
4. Enormous Market: Reshaping a $2.5T US housing market with deep impact across many categories.
5. Rapidly Growing Community: On a mission to build a more beautiful world with over 100K subscribers

Team



Morgan Bierschenk CVO / Founder

Morgan is a purpose-driven entrepreneur with a background in engineering at Intel Corp. After restoring and cruising a wooden sailboat, he traveled the world, immersing himself in diverse cultures, and gaining new perspectives on life and community.



Micha Mikailian CEO

Micha is an 8x founder/CEO with multiple successful ventures & experience scaling teams from 0 to over 200 members and $80M in annual revenue.



Craig Derian CTO

Craig led Vehicle Dynamics Engineering at Tesla (2012-2018), delivering the first 10 Model-Ss and prototyping the Model 3. He then became VP of Engineering at another housing startup, delivering homes 1-30 with CA Factory-Built Housing Certification.



Bas Kools Creative re-Director / Founder

Bas is a Product Designer with an MA from the RCA and 15+ years of experience supporting collaborative innovation in the EU and the US. Fascinated by people's behavior, he designs tools for learning and teaches creative process development.

geoship.is in



Dolly Singh Head of Talent

Dolly was the Head of Talent at SpaceX, where she worked directly with Elon Musk to scale that company from 200 to 5,000 employees.



Paul Choin Head of Product Engineering

Paul brings nearly two decades of innovation and systems design expertise to Geoship. He has driven innovation in eco-friendly technologies and vehicle efficiency at companies like Honda, Tesla, Apple, and Zoox (Amazon).



Andrew James Head of Manufacturing

Andrew is a pragmatic first-principles engineering leader. At Tesla, he led the rapid technical deployment of the automation-free Model 3 General Assembly Line 4, reporting to the President.



Dr. Ali Ozer Principal Material Scientist

Dr. Ali Ozer is a ceramic material scientist, professor, and research associate with a PhD in Material Science, and has over 20 years of experience working in structural geopolymers and advanced materials with more than 50 publications and 800+ citations.



Sarah Hardwick Head of Crowdfunding

Sarah is a crowdfunding expert and 20+ year entrepreneur. As the CEO of Zenzi Communications and former CMO at Aptera Motors, she brings extensive experience in driving successful campaigns and leading marketing initiatives.

sarahhardwick.com



Lauren Russo Head of Marketing

Seasoned marketing leader with experience introducing transformative technologies in various industries, including AI-driven advertising at Google, and driving early adoption in the metaverse, VR, and creator economy sectors at startups.



Neil Decker Natural Builder



Neil is an expert in natural building techniques and designed the first round hempcrete house in the US. With 15 years of experience, he has taught natural dome building worldwide.



Kyle Sears Senior Product Engineer

Kyle holds a BASc in Mechanical Engineering from the University of British Columbia and has over 6 years of R&D experience across multiple industries, including a tenure at Elon Musk's The Boring Company.



Kurt McFarland CFO

Kurt, our CFO, brings over 15 years of experience in investment banking, private equity, and VC-backed companies, with a deep passion for driving meaningful impact and positive change for the planet.

Geoship - Building the Future of Home

Dear Reader,

The current housing model wasn't built to honor the human spirit. Homes are costly, toxic, and out of sync with nature.

At Geoship, we're redesigning home from first principles—transforming materials, geometry, and manufacturing. Bioceramics replace concrete. Geodesics follow nature's patterns. Factory-built precision brings quality and scale. This is more than housing—it's a tool to build a new paradigm in living.

Our last Wefunder campaign brought thousands aboard. With your support, we launched our pilot facility, began building our first 2bd/2ba dome, and completed 90% of California's factory housing certification. Our team includes former Tesla, Toyota, Honda, and Apple engineers—focused now on building

the most meaningful product of all: home. We're building the foundation for the next civilization—with evolutionary purpose and care for the soul.

Let’s build the regenerative future of home—together.

The Geoship Crew

Build a Thriving World
Live in the Round

GEOSHIP

Imagine a future with an abundance of healthy, natural homes, where people wake up each morning with a sense of purpose, feeling connected to their community, and living in partnership with the Earth.







"These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"

Forbes

"Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

FAST COMPANY

"The domes are built from bioceramic — a sturdy, recyclable material that offsets CO2."

dwell

PROBLEM/SOLUTION

Five Critical Problems

We Must Solve

Housing is an essential element of human life, yet buying a home has become unaffordable for over 75% of American households! Affordability is not the only problem, housing is also unsustainable, and extreme weather events are devastating communities. Additionally, conventional homes are plagued with toxic materials and mold, often leading to chronic health issues.

Five Critical Problems	One Integral Solution
	

Affordable

Problem	Solution
>75% of Americans cannot afford to buy a home.	We cut housing costs by over 50% (at scale).

Scalable

Problem	Solution
The US is short over 4 million homes and can't build fast enough.	We produce and install homes 10x faster.

Sustainable

✗ 27% of global carbon emissions come from housing.	✓ We cut carbon emissions by 85% and waste by 99%.

Resilient

✗ Extreme weather events are devastating communities.	✓ We resist fires, floods, hurricanes, and earthquakes.

Healthy

✗ Common construction materials include over 800 toxic chemicals.	✓ We use healthy natural materials and design for whole person healing.

PRODUCT

Bioceramic Domes

Healthy Natural Homes




00:57

The New Paradigm
Regenerative Living

Geoship design prioritizes holistic wellness. Our modern geodesic homes are sanctuaries, encouraging equilibrium with a sense of peace and well-being. With soaring ceilings, abundant natural light, and spacious floor plans, the Geoship Bioceramic Dome supports living in harmony with the Earth. You design your geodesic home with all the fixtures and finishes, and we'll take care of the rest, completing production and installation in under 45 days.


Open Floor Plans
High Ceilings
Energy Efficiency
Quality Appliances
Ample Storage Space
Outdoor Space
Abundant Natural Light
Home Office Space
Central Air Conditioning
Laundry Room
High Performance Insulation
Modular Construction
Passive Solar
Natural Materials
Earthing Floors


Biomimetic Design

Two Domes

Many Constellations

Our future roadmap includes geodesic domes in two sizes, enabling us to meet the growing demand for tiny homes, spacious family dwellings, creative studios, home offices, intentional communities, and nearly any space you can envision.

Two Domes



Diameter	20 ft	36 ft
Gross Floor Area	[illegible]	[illegible]

314 sf 1643 sf


Many Constellations
Studios
Family homes
Communities


OUTSIDE
THE BOX

GEOSHIP

Reshaping the Future of Housing — A New

Paradigm for Regenerative Living

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Regular Updates

Move-In Ready
Live In The Round

Geoship offers fully equipped housing solutions, starting with the two-bedroom, two-bath "Amma" in Northern California. The price below includes everything—kitchens, bathrooms, electrical, plumbing, HVAC, engineering, and permitting—ensuring a seamless experience from start to finish. Land, grading, and foundation are additional costs that will vary by location.

Meet Amma

Deliveries Starting in Northern California in 2025





Reconnect with Mother Earth

2025 Price in California with Premium Options	Estimated Price for Basic Home (at scale)
~$300/sf	~$111/sf



Fully Equipped Housing Solution

Images show options that may not be included in the base price.

Includes:

Climate Resilient Exterior Shell	Floors, Second story, Walls & Staircase
Front & Back Doors Custom Window Layouts	Integrated Mechanical, Electrical & Plumbing
Finished Bathrooms & Kitchen	Countertops, Cabinets & Appliances

*Estimated prices are for the base package in California and are subject to change.

TECHNOLOGY

Material Revolution

Ceramic Composites

Geoship technology is powered by a new family of materials known as chemically bonded ceramics, or bioceramics. Our proprietary formulations cure rapidly at room temperature, form molecular bonds like superglue, and are 3–4x stronger than concrete. They have a lower carbon footprint, can be made from waste streams, and last for centuries due to their crystalline structure. Bioceramics are fully recyclable—enabling a truly circular economy—and bioactive, meaning they're compatible with living systems and regenerative by nature. This unique combination of properties allows us to rapidly produce highly efficient forms like the geodesic dome.

Introducing GeoRok

Geoship's proprietary bioceramic composite with revolutionary properties.



	GeoRok	Concrete
Compressive Strength	>13,000 psi	4,000 psi
Flexural Strength	>4,000 psi	600 psi
Bond Strength	>5,000 psi	150 psi
Water Absorption	<2 %	5 – 20 %
Demolding Time	15 minutes	24 - 48 hours

Performance data for GeoRok and standard concrete are based on internal testing and publicly available benchmarks. Actual performance varies depending on mix design, environmental conditions, and application. Comparisons are provided for informational purposes only and do not constitute a performance guarantee.

First Principles Engineering: Optimize The Fundamentals

Geoship homes are engineered from first principles, combining the most efficient materials, geometry, and manufacturing methods. By fusing 21st-century ceramic materials with the world's most efficient structure and intelligent manufacturing, we're creating a new era of homes as integrated products. Optimizing from the ground up, we elevate customer expectations

products. Optimizing from the ground up, we elevate customer expectations and unlock the world's largest market.

Bioceramic Material



It begins with materials. By replacing nearly every conventional material with our proprietary bioceramic composites, we create spaces that harmonize with the body and the natural world.

Geodesic Geometry



We then shape these materials into geodesic domes—the strongest and most efficient form known to man—based on the beautiful and sacred flower of life geometry.

Intelligent Production



Then we apply intelligent production. Precision-engineered ceramic components, assembled on-site like LEGO bricks, make construction fast, efficient, and reliable.

Affordable Healthy Resilient Homes



By optimizing the materials, geometry, and manufacturing, we unlock the 21st century peoples' home. Affordable, sustainable, resilient, and healthy homes for everybody.

Homes as Integrated Products: Unlocking Quality and Speed

Healthy industries get better, faster, and more affordable over time. But housing has gone in the opposite direction. Homes cost more, take longer to build, and are often lower in quality because they're still constructed by hand from disparate parts.

By engineering the home as a product, Geoship lowers costs, cuts waste, and delivers higher-quality homes faster. We simplify construction with one primary material, interface directly with homebuyers, and vertically integrate across the supply chain.

We believe the bioceramic geodesic dome will become the go-to home for all people in all climates around the world.

Integrated Product	Assembly Of Parts
Ceramic Geodesic Homes	Wood Box Homes





93% Fewer Parts	
1,219	~17,000
Less Material Cost*	
$115k	$232k
Less Labor Cost*	
$60k	$159k
99% Less Waste*	
~50 lbs	~8000 lbs
10x Faster Build*	
~3 weeks	~36 weeks

Vertically Integrated Construction


Geoship Homebuilding
Raw Minerals
Geoship
Dome Owners
Conventional Homebuilding
Raw Materials
Manufacturers
Distributors
Dealers/Retailers
General Contractor
Sub Contractors
Home Owners

*Based on a 1,660 SF Geoship home at scale (producing thousands of homes per year) compared to a conventional home of equal size in California. Cost estimates exclude land and earthwork and are projections subject to change as product development continues.

COMPETITIVE ADVANTAGE

Affordable Homes
Better In Every Category

Geoship addresses all five critical housing challenges by mass-producing affordable, sustainable, healthy, and climate-resilient homes. This gives the company a significant advantage over competitors who only address one or two issues. But we don't stop there—Geoship further raises the bar by introducing a new paradigm in regenerative community architecture, striving for a net-positive impact in every category.

Geoship offers a solution across every category.

		ICON	cover	BOXABL	Mighty Buildings	ZENNIHOME
Sustainable 85% Less CO2	✓	✗	✗	✗	✗	✗
Healthy Non-Toxic	✓	✗	✗	✗	✗	✗
Scalable	✓	✗	✓	✓	✓	✓

10x Faster Build	✓	✗	✓	✓	✓	✓
Resilient Hurricane / Fire	✓	✓	✗	✗	✓	✗
Affordable 50% Lower Cost	✓	✗	✗	✓	✗	✓
Price SqFt Includes base price, installation, and permitting in California.*	$**300** at launch $**111** at scale	$325	$550	$215	$369	$273

*Comparison excludes costs related to land and earthwork. $300/sf "at launch" includes founder edition dome upgrades. $111/sf "at scale" is for the dome without upgrades and is based on manufacturing >1,000 domes/yr.

TRACTION

Product-Market Fit

$400M in Reservations

We've secured over 2,194 dome reservations with deposits, representing a sales pipeline exceeding $400 million. This is based on reservations with deposits and forecasted order prices from customer survey data. Our substantial subscriber list and strong social media presence highlight the shared excitement for Geoship's vision.


TiERRAMOR

"The more I learned about the concept, the more I fell in love with it. In terms of forward-thinking, regenerative technology, there is nothing else like it. It's absolutely phenomenal, and I am incredibly excited to live in a Geoship Dome and be part of a future Geoship Community. Not only do they excel in terms of resiliency, but they are also very beautiful. I had the opportunity to step into the prototype in Nevada City, and the experience was indescribable. The sensation inside the dome was unlike anything I've ever felt in a structure. It made me want to close my eyes and start meditating. After experiencing the dome in person, I decided to become a strategic investor. I see Geoship playing a major role in creating the physical infrastructure for future communities, starting with my 880-acre Regenerative Retreat Center, Tierra

Amor."

Matt Richards, Founder Tierramor

Built the World's First Ceramic Geodesic Dome

Following our first community round, we entered a rapid prototyping phase, setting up our own lab and gathering used equipment—including a CNC machine—so we could handle everything in-house. This allowed us to rapidly iterate and learn, creating and testing over 5,000 samples and refining our manufacturing processes. We molded hundreds of ceramic parts and built what we believe is the world's first ceramic composite geodesic dome. Our proprietary innovations create a new category of housing with the potential for hundreds of trade secrets and patents.

Prototype Design & Build









Top-Tier Engineering
Leadership Team

Our engineering and manufacturing leadership from Tesla and SpaceX know what it takes to transform trillion-dollar industries from first principles. Now, they're bringing this transformative power to Geoship—to create a new category of housing, exceed customer expectations, and ignite a regenerative homebuilding revolution.

TESLA



Craig Derian - CTO

Led Vehicle Dynamics at Tesla (2012-2018), then led engineering of 30 factory-built homes at Cover.

SPACEX



Dolly Singh - Head of Talent

Led talent acquisition at SpaceX. Working directly with Elon Musk to scale from 200 to 5,000 employees.



Paul Choin, Head of Product Eng.

Paul has driven innovation in eco-friendly technologies and vehicle efficiency at companies like Honda, Tesla, Apple, and Zoox (Amazon).



Andrew James - Head of Mfg

Technical lead for deployment of Tesla's Model 3 General Assembly Line 4, reporting to the president.



Dr. Ali Özer - Principle Scientist

Over 50 publications and 10 years of experience developing novel geopolymer structural materials.



Kyle Sears - Product Engineer

Rapid prototyping engineer spanning multiple industries, including a tenure at The Boring Company.

MARKET

Catalyze a **Global** Cultural **Movement**

In a world where old systems are breaking down, Geoship is more than a home. It's a tool for planetary transformation. Our product defies convention and catalyzes a global shift in how we relate to ourselves, one another, and the Earth.

Geoship is not a niche offering for a small fringe segment. Over 25% of the US population are cultural creatives—deeply concerned about the environment and devoted to social change. For this visionary community of artists, entrepreneurs, activists, and change-makers, living outside the box feels like a natural choice.

Cultural Creatives

More than **25%** of Adults in the US identify as Cultural Creative.



Community Oriented



Nature Loving



Self Sufficient



Entrepreneurial



Health Conscious

Reshape the $2.5T US Housing Market

Scale Impact Globally

Housing is one of the largest and most outdated sectors in the world. Geoship creates a new market for non-rectilinear housing, offering massive growth potential. We believe round homes will follow the same path as blue jeans, personal computers, and electric vehicles - niche products that become mainstream after one or two generations.



Housing Market (US only)
$2.53 TRILLION
Total Market
$2.53T x 80% x 25%
$506B
Serviceable Market
Single Family Homes
for Cultural Creatives

Blue Ocean Strategy

Pricing Millions of People

Back into the Market

Through low cost and high differentiation, Geoship attracts millions of new homebuyers into the market. Surveys show that 30 million US adults planned to buy a home in 2023, but only 23% were successful. The average budget was $275k, well below the average home cost of $428k. By offering healthy, sustainable, resilient homes for under $200k at scale, Geoship unlocks a staggering $11T market in the US alone.



$11.14 Trillion
Potential Untapped Market
75%
Of American households cannot afford to buy a home.
23%
Of homebuyers who planned to buy a home were successful.
$428,600
Average Home Cost
$275,000
Average Home Budget

GO TO MARKET

Starting With Next Generation Homes In Northern California

We enter the market in Northern California, serving cultural creatives to build homesteads, communities, or retreat centers closer to nature and community.



2025
2026
2027
2028
2029
Q1 Q2 Q3 Q4
Launch Pilot Factory
Deliver In N. California
Pilot Production
Launch Volume Factory #1
Expand Product Offering
National Expansion
Deliver Regen Communities
International Expansion

The graphics above contain forward-looking projections that are subject to change and not guaranteed.

FINANCIAL FORECAST

Launch a 21st Century Giant: Transform Housing

With a relatively small capital expenditure of $30–50 million, we launch a factory capable of producing thousands of homes annually. We plan to break ground on our first high-volume facility in 2026. Our proprietary technology enables gross margins of ~35% on fully packaged homes, supporting a rapid path to strong unit economics. By 2029, we aim to generate over $100 million in annual revenue—and scale to over $1 billion by 2032, with rapid growth continuing in the years that follow. As we expand beyond the geodesic dome into new product categories, Geoship is positioned to reshape the world's largest asset class—housing. We also plan to pursue a public offering, giving early investors a potential path to liquidity.



Forecasted Growth
(2026-2033)
Revenue
$3 B
$2.5 B
$2 B
$1.5 B
$1 B
$0.5 B
0
Revenue ($B)
2026
2027
2028
2029
2030
2031
2032
2033

The graphics above contain forward-looking projections that are subject to change and not guaranteed.

USE OF FUNDS

Deliver Homes

Achieve Unit Profitability

Geoship is on track to demonstrate profitability with low capital expenditure. We've invested in building a world-class team and establishing a pilot factory to deliver fully equipped homes. We are on track to receive the certificate of occupancy for our go-to-market product this year—the 2-bedroom, 2-bath geodesic home—and begin pilot production.

With all key team members onboard, our pilot production facility launched, and capital equipment in place, we're ready to build. This round of funding will enable us to prove unit economics, validate production processes, deliver our first homes to paying customers, and grow a sales pipeline exceeding $1B.


5%
Software
5%
Legal/IP
6.5%
Wefunder Fee
10%
Regulatory/Testing
50%
Product Development
10%
Marketing


13.5%
Buffer

VISION

Regenerative Communities
The Future of Housing

Today's housing developments become relics of the 20th century. We invite you to join us in building regenerative villages that redefine how we live, work, and connect. Through regenerative architecture, we leverage technology to deepen our connection to the Earth while leaving a cultural and aesthetic legacy for future generations. Imagine a world where humanity thrives and our built environment reflects our highest aspirations.







Purpose-Driven Cooperative

Build a Better World

Geoship progressively decentralizes into a Multi-Stakeholder Cooperative governed by a Perpetual Purpose Trust—the gold standard for steward ownership in the U.S. This structure enables rapid, decentralized growth while ensuring Geoship stays true to its mission, which is inspired by Buckminster Fuller himself:




"Our challenge is to make the world work for 100% of humanity in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone."
Buckminster Fuller

Our Earthshot: Make the **Best Home** the Most **Affordable Home**

Our vision drives a simple yet ambitious Earthshot: to make the best home on Earth the most affordable home on Earth. Together, let's make healthy, natural homes accessible to everyone.





JOIN US

Let's Build
The Future of Home

Join 3,500+ purpose-aligned co-owners on a mission to build a more beautiful world. Our transformative solution to the climate and housing crisis offers the investment opportunity of a lifetime. Together, let's build homes that serve human communities and the Earth, generating positive impact across every category.

SOURCES

5 Critical Challenges:

International Living Future Institute. "The Red List.", NerdWallet. "2024 Home

Buyer Report.", Architecture 2030. "Why The Built Environment?" , Zillow. "The U.S. is now short 4.5 million homes as the housing deficit grows.", Associated Builders and Contractors. "ABC: 2024 Construction Workforce Shortage Tops Half a Million.", Yale Climate Connections. "U.S. billion-dollar weather disasters set an all-time record in 2023, with 28."

Our Solution:

Tunely Engineering. "Embodied Carbon Assessment for Geoship."

Market:

"Cultural Creatives Are Changing the World" (HuffPost), Mordor Intelligence Report on the US Residential Real Estate Market (Mordor Intelligence), Builder Magazine reports that 80% of Americans prefer to live in single-family homes, while only 8% prefer apartment or condo living (Builder Online), "2024 Home Buyer Report," *(NerdWallet)* , "A Reality Check for the American Dream: Who Can Afford a Home Right Now?" (Realtor.com), "Homeownership Data Report," *(IPX1031)*, "Top 20 Sustainable Home Trends 2024" (SlideShare) , "20 Home Building Trends For 2024: Key Insights For Homeowners (SynergyHome), "Majority of Renters Fear Homeownership Is Out of Reach Forever—but Is That True?" (Realtor.com).